Exhibit 99.1

NEWS RELEASE

Nabors Announces Third Quarter 2024 Results

HAMILTON, Bermuda, October 22, 2024 /PRNewswire/ - Nabors Industries Ltd. (“Nabors” or the “Company”) (NYSE: NBR) today reported third quarter 2024 operating revenues of $732 million, compared to operating revenues of $735 million in the second quarter. The net loss attributable to Nabors shareholders for the quarter was $56 million, compared to a net loss of $32 million in the second quarter. This equates to a loss of $6.86 per diluted share, compared to a loss per diluted share of $4.29 in the second quarter. The third quarter included net charges totaling approximately $25 million, primarily reflecting the redemption premium on the 2026 notes and market adjustments on investments. Third quarter adjusted EBITDA was $222 million, compared to $218 million in the previous quarter.

Highlights

o	Last week, Nabors announced the signing of an agreement to acquire Parker Wellbore. Parker’s lines of business include the leading franchise in U.S. tubular rentals – Quail Tools – as well as international tubular rentals, well construction services (including casing running), and drilling rigs. Parker expects to generate EBITDA of $180 million this year. Nabors has identified synergies potential at an annualized run-rate of $35 million within 12 months of closing. Nabors will acquire all of Parker’s issued and outstanding common stock in exchange for 4.8 million shares of Nabors common stock, subject to a share price collar. Nabors will also assume approximately $100 million in net debt.

o	Nabors Lower 48 rigs once again set notable performance milestones. A major operator in the Delaware Basin drilled three wells each with four-mile laterals, utilizing a Nabors PACE®-X rig equipped with a Canrig® Sigma topdrive. Sigma’s rated torque is the industry’s highest and is ideal for the larger-diameter drill pipe run on these wells. The rig also employed an NDS technology package.

o	A large operator in the Eagle Ford drilled its longest well in the basin, incorporating a lateral length of more than four miles. The lateral was drilled in a single run without the use of rotary steerable systems. The rig was a Nabors PACE®-M1000, utilizing larger-diameter drill pipe.

o	A large operator in the Bakken completed a four-mile lateral in a single run in under 12 days, utilizing a Nabors PACE®-X rig. This well is the operator’s first four-mile lateral, and the operator believes it is the quickest in the Bakken. The rig was equipped with a comprehensive package of NDS Smart technology.

Anthony G. Petrello, Nabors Chairman, CEO and President, commented, “We are excited as we move forward with our announced acquisition of Parker Wellbore. Our companies’ portfolios are highly complementary. Parker’s recent track record speaks for itself. Quail Tools, already the leader in its space, plays a key role as operators extend the lengths of their wellbore laterals. The transaction increases our scale, provides incremental growth and improves our leverage metrics.

NEWS RELEASE

“Our third quarter operating results matched our overall expectations. Higher average daily margins and an improved mix drove growth in our International Drilling segment. International growth also resulted in better performance for our Drilling Solutions segment.

“Daily margins in our International Drilling segment exceeded the $17,000 mark in the third quarter. We reached this milestone earlier than we expected. This result demonstrates the earnings power of our International segment. During the quarter we also started up previously awarded rigs. We have a path to substantial international growth with 13 rigs scheduled to deploy through early 2026 in the Middle East and Latin America. The opportunity set on top of those planned start-ups is also substantial.

“In the Lower 48 market, our leading-edge pricing remained stable, supporting daily rig margins that were essentially in line with our expectations. Our average rig count was just under the prior quarter. Although we have not yet seen the anticipated increases in gas-directed drilling or a recovery from reductions driven by E&P consolidation, we look forward to an improvement in Lower 48 drilling activity in 2025.”

Segment Results

International Drilling adjusted EBITDA totaled $116.0 million, compared to $106.4 million in the second quarter. Average rig count increased to 85 from 84, driven by rig additions in Algeria and Saudi Arabia. Daily adjusted gross margin for the third quarter averaged $17,085, an increase of more than $1,000 compared to the prior quarter.

The U.S. Drilling segment reported third quarter adjusted EBITDA of $108.7 million, compared to $114.0 million in the second quarter. Nabors’ third quarter Lower 48 average rig count totaled 68, versus 69 in the second quarter. Daily adjusted gross margin in the Lower 48 averaged $15,051, versus $15,598 in the prior quarter.

Drilling Solutions adjusted EBITDA increased to $34.3 million, compared to $32.5 million in the second quarter. This growth was driven by higher revenue in international markets of approximately 8% and higher penetration of performance software on Nabors U.S. rigs.

Rig Technologies’ adjusted EBITDA was $6.1 million, versus $7.3 million in the second quarter. The decrease was spread across several business lines in the U.S., mainly capital equipment, spare parts, and energy transition.

Adjusted Free Cash Flow

Adjusted free cash flow was $18 million in the third quarter compared to $57 million in the preceding quarter. Capital expenditures totaled $118 million, including $37 million supporting the newbuilds in Saudi Arabia. This compares to $138 million in the second quarter, including $56 million supporting the newbuilds. The third quarter included two and a half additional months of interest payments for the notes issued late last year, translating into $11.7 million of interest. The first coupon payment for the notes occurred eight months after the notes were issued. Total interest payments for the quarter were $82 million, compared to $31 million in the prior quarter.

NEWS RELEASE

William Restrepo, Nabors CFO, stated, “Last week we signed an agreement to acquire Parker Wellbore. The transaction is well aligned with our long-term strategy. It grows our capex-light NDS business, expands our international footprint, and helps us delever Nabors. Additionally, Parker is on track to earn meaningful EBITDA this year, totaling $180 million with attractive growth. Finally, Parker comes with low debt and it generates positive cash flow. This is before targeted annual synergies of $35 million. We are excited about the addition of Parker to the Nabors platform.

“Nabors’ third quarter results met our outlook. Daily adjusted gross margin in our International Drilling segment expanded by more than $1,000. We reached the $17,000 daily margin target a quarter ahead of schedule, driven by exceptional performances in Saudi Arabia and Latin America, which both increased daily margins, by $1,200 and $1,300 respectively. We have three rigs scheduled to deploy in the fourth quarter, each with attractive economics. These deployments will be somewhat offset by the 12-month suspension of three lower-margin rigs in the Kingdom.

“Strength in the international markets also led to sequential growth in our Drilling Solutions business. We experienced an increase in international casing running jobs, augmented by greater deployment of performance software products, driving the segment’s gross margin above 53%.

“In our Lower 48 drilling business, pricing discipline and strict expense control maintained our average daily margin above $15,000 and in line with our forecast. We expect relative stability in the fourth quarter in both margin and rig count. Our rig count forecast is dependent on stable oil prices, a similar level of churn, and stability in the overall market.

“Our capital spending target for the fourth quarter is now $230 million, with capital expenditures for SANAD newbuilds forecast at $105 million. The resulting annual capital spending forecast for 2024 is now $600 million, including $230 million related to the SANAD newbuilds. SANAD’s rig supplier has improved its performance in reaching manufacturing milestones. We now expect earlier delivery of our rigs going forward. This has accelerated approximately $40 million of newbuild capital spending into 2024. We are targeting reductions in various markets to offset this increase.

“Given the SANAD newbuild capital expenditures moving forward to 2024, the recent rig suspensions by Saudi Aramco and the slightly lower U.S. activity in the fourth quarter, we now expect our full year free cash flow to close the year between $100 and $130 million.”

Outlook

Nabors expects the following metrics for the fourth quarter of 2024:

U.S. Drilling

o	Lower 48 average rig count of approximately 68 rigs

o	Lower 48 daily adjusted gross margin of $15,000

NEWS RELEASE

o	Alaska and Gulf of Mexico combined adjusted EBITDA up approximately $1.5 million versus the third quarter, with an additional rig starting work in Alaska

International

o	Average rig count of approximately 84 rigs

o	Daily adjusted gross margin of approximately $17,000

Drilling Solutions

o	Adjusted EBITDA of $36 to $37 million

Rig Technologies

o	Adjusted EBITDA of $9 to $10 million

Capital Expenditures

o	Capital expenditures of $230 million, with $105 million for the newbuilds in Saudi Arabia

o	Full-year capital expenditures of approximately $600 million, with $230 million for the SANAD newbuilds

o	This forecast includes accelerated timelines from SANAD’s rig supplier totaling an estimated $40 million

Adjusted Free Cash Flow

o	Full-year adjusted free cash flow of $100 to $130 million

Mr. Petrello concluded, “The results from our International Drilling segment demonstrate the value we are building in this business. With our pending rig deployments across markets, our path to future growth is well defined. Our success is driven in large part from our advanced technology. We see the global client base increasingly embracing the benefits of our solutions.”

NEWS RELEASE

About Nabors Industries

Nabors Industries (NYSE: NBR) is a leading provider of advanced technology for the energy industry. With presence in more than 20 countries, Nabors has established a global network of people, technology and equipment to deploy solutions that deliver safe, efficient and responsible energy production. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors aims to innovate the future of energy and enable the transition to a lower-carbon world. Learn more about Nabors and its energy technology leadership: www.nabors.com.

Forward-looking Statements

The information included in this press release includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this press release reflect management's estimates and beliefs as of the date of this press release. Nabors does not undertake to update these forward-looking statements.

Non-GAAP Disclaimer

This press release presents certain “non-GAAP” financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Adjusted operating income (loss) represents income (loss) from continuing operations before income taxes, interest expense, investment income (loss), and other, net. Adjusted EBITDA is computed similarly, but also excludes depreciation and amortization expenses. In addition, adjusted EBITDA and adjusted operating income (loss) exclude certain cash expenses that the Company is obligated to make. Net debt is calculated as total debt minus the sum of cash, cash equivalents and short-term investments.

Adjusted free cash flow represents net cash provided by operating activities less cash used for capital expenditures, net of proceeds from sales of assets. Management believes that adjusted free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of the company’s ability to generate cash flow, after reinvesting in the company for future growth, that could be available for paying down debt or other financing cash flows, such as dividends to shareholders. Management believes that this non-GAAP measure is useful information to investors when comparing our cash flows with the cash flows of other companies.

NEWS RELEASE

Each of these non-GAAP measures has limitations and therefore should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. However, management evaluates the performance of its operating segments and the consolidated Company based on several criteria, including Adjusted EBITDA, adjusted operating income (loss), net debt, and adjusted free cash flow, because it believes that these financial measures accurately reflect the Company’s ongoing profitability, performance and liquidity. Securities analysts and investors also use these measures as some of the metrics on which they analyze the Company’s performance. Other companies in this industry may compute these measures differently. Reconciliations of consolidated adjusted EBITDA and adjusted operating income (loss) to income (loss) from continuing operations before income taxes, net debt to total debt, and adjusted free cash flow to net cash provided by operations, which are their nearest comparable GAAP financial measures, are included in the tables at the end of this press release. We do not provide a forward-looking reconciliation of our outlook for Segment Adjusted EBITDA, Segment Gross Margin or Adjusted Free Cash Flow, as the amount and significance of items required to develop meaningful comparable GAAP financial measures cannot be estimated at this time without unreasonable efforts. These special items could be meaningful.

Investor Contacts:  William C. Conroy, CFA, Vice President of Corporate Development & Investor Relations, +1 281-775-2423 or via e-mail william.conroy@nabors.com, or Kara Peak, Director of Corporate Development & Investor Relations, +1 281-775-4954 or via email kara.peak@nabors.com. To request investor materials, contact Nabors' corporate headquarters in Hamilton, Bermuda at +441-292-1510 or via e-mail mark.andrews@nabors.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transaction with Parker, Nabors will file with the SEC a Registration Statement on Form S-4 to register the shares of Nabors capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement/prospectus of Nabors and Parker. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Nabors and Parker seeking their approval of the proposed transaction and other related matters.

NEWS RELEASE

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKER, NABORS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC by Nabors or Parker free of charge at the SEC’s website, www.sec.gov, or from Nabors at its website, www.nabors.com, or from Parker at its website, www.parkerwellbore.com.

Participants in the Solicitation

Nabors and certain of its directors, executive officers and other employees, and Parker and certain of its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies for security holder approvals to be obtained for the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Nabors’ directors and executive officers is available in its proxy statement filed with the SEC on April 25, 2024 in connection with its 2024 annual meeting of shareholders (the “Annual Meeting Proxy Statement”) under “Proposal 1—Election of Directors— Director Nominees,” “Proposal 1—Election of Directors—Other Executive Officers,” “Compensation Discussion and Analysis” and “Share Ownership of Directors and Executive Officers.” To the extent holdings of securities by potential Nabors participants (or the identity of such participants) have changed since the information printed in the Annual Meeting Proxy Statement, such information has been or will be reflected on Nabors’ Statements of Change in Ownership on Forms 3 and 4 filed with the SEC. You may obtain free copies of these documents using the sources indicated above. Information regarding Parker’s directors and executive officers is available on Parker’s website as indicated above.

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands, except per share amounts)	2024	2023	2024	2024	2023
Revenues and other income:
Operating revenues	$731,805	$733,974	$734,798	$2,200,307	$2,280,180
Investment income (loss)	11,503	10,169	8,181	29,885	31,778
Total revenues and other income	743,308	744,143	742,979	2,230,192	2,311,958

Costs and other deductions:
Direct costs	431,705	447,751	440,225	1,309,007	1,365,611
General and administrative expenses	63,976	62,182	62,154	187,881	187,144
Research and engineering	14,404	14,016	14,362	42,629	42,371
Depreciation and amortization	159,234	161,337	160,141	477,060	484,066
Interest expense	55,350	44,042	51,493	157,222	135,347
Other, net	41,608	35,546	12,079	69,795	(8,604)
Total costs and other deductions	766,277	764,874	740,454	2,243,594	2,205,935

Income (loss) before income taxes	(22,969)	(20,731)	2,525	(13,402)	106,023
Income tax expense (benefit)	10,118	10,513	15,554	41,716	59,976

Net income (loss)	(33,087)	(31,244)	(13,029)	(55,118)	46,047
Less: Net (income) loss attributable to noncontrolling interest	(22,738)	(17,672)	(19,226)	(67,295)	(41,128)
Net income (loss) attributable to Nabors	$(55,825)	$(48,916)	$(32,255)	$(122,413)	$4,919

Earnings (losses) per share:
Basic	$(6.86)	$(6.26)	$(4.29)	$(15.69)	$(2.79)
Diluted	$(6.86)	$(6.26)	$(4.29)	$(15.69)	$(2.79)

Weighted-average number of common shares outstanding:
Basic	9,213	9,148	9,207	9,199	9,168
Diluted	9,213	9,148	9,207	9,199	9,168

Adjusted EBITDA	$221,720	$210,025	$218,057	$660,790	$685,054

Adjusted operating income (loss)	$62,486	$48,688	$57,916	$183,730	$200,988

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	June 30,	December 31,
(In thousands)	2024	2024	2023
ASSETS
Current assets:
Cash and short-term investments	$459,302	$473,608	$1,070,178
Accounts receivable, net	384,723	368,550	347,837
Other current assets	228,300	235,632	227,663
Total current assets	1,072,325	1,077,790	1,645,678
Property, plant and equipment, net	2,766,411	2,813,148	2,898,728
Other long-term assets	714,900	724,755	733,559
Total assets	$4,553,636	$4,615,693	$5,277,965

LIABILITIES AND EQUITY
Current liabilities:
Current debt	$-	$-	$629,621
Trade accounts payable	316,694	331,468	294,442
Other current liabilities	254,884	259,454	289,918
Total current liabilities	571,578	590,922	1,213,981
Long-term debt	2,503,270	2,514,169	2,511,519
Other long-term liabilities	244,679	247,587	271,380
Total liabilities	3,319,527	3,352,678	3,996,880

Redeemable noncontrolling interest in subsidiary	773,525	761,415	739,075

Equity:
Shareholders' equity	191,363	250,371	326,614
Noncontrolling interest	269,221	251,229	215,396
Total equity	460,584	501,600	542,010
Total liabilities and equity	$4,553,636	$4,615,693	$5,277,965

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

SEGMENT REPORTING

(Unaudited)

The following tables set forth certain information with respect to our reportable segments and rig activity:

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands, except rig activity)	2024	2023	2024	2024	2023
Operating revenues:
U.S. Drilling	$254,773	$276,385	$259,723	$786,485	$941,867
International Drilling	368,594	344,780	356,733	1,074,686	1,002,478
Drilling Solutions	79,544	72,831	82,961	238,079	224,729
Rig Technologies (1)	45,809	61,437	49,546	145,511	183,481
Other reconciling items (2)	(16,915)	(21,459)	(14,165)	(44,454)	(72,375)
Total operating revenues	$731,805	$733,974	$734,798	$2,200,307	$2,280,180

Adjusted EBITDA: (3)
U.S. Drilling	$108,660	$117,357	$114,020	$343,083	$415,292
International Drilling	115,951	96,175	106,371	324,820	283,114
Drilling Solutions	34,311	30,419	32,468	98,566	95,089
Rig Technologies (1)	6,104	7,221	7,330	20,235	18,583
Other reconciling items (4)	(43,306)	(41,147)	(42,132)	(125,914)	(127,024)
Total adjusted EBITDA	$221,720	$210,025	$218,057	$660,790	$685,054

Adjusted operating income (loss): (5)
U.S. Drilling	$41,694	$49,582	$45,085	$137,308	$210,859
International Drilling	32,182	9,862	23,672	78,330	22,226
Drilling Solutions	29,231	25,341	27,319	83,443	80,830
Rig Technologies (1)	2,761	4,995	4,860	11,830	13,741
Other reconciling items (4)	(43,382)	(41,092)	(43,020)	(127,181)	(126,668)
Total adjusted operating income (loss)	$62,486	$48,688	$57,916	$183,730	$200,988

Rig activity:
Average Rigs Working: (7)
Lower 48	67.8	73.7	68.7	69.5	82.8
Other US	6.2	6.7	6.3	6.4	6.9
U.S. Drilling	74.0	80.4	75.0	75.9	89.7
International Drilling	84.7	77.2	84.4	83.4	76.9
Total average rigs working	158.7	157.6	159.4	159.3	166.6

Daily Rig Revenue: (6),(8)
Lower 48	$34,812	$35,697	$35,334	$35,209	$36,324
Other US	66,352	56,163	68,008	66,205	64,312
U.S. Drilling (10)	37,441	37,397	38,076	37,831	38,474
International Drilling	47,281	48,528	46,469	47,041	47,728

Daily Adjusted Gross Margin: (6),(9)
Lower 48	$15,051	$15,855	$15,598	$15,561	$16,505
Other US	37,363	27,631	38,781	37,058	33,618
U.S. Drilling (10)	16,911	16,833	17,544	17,379	17,820
International Drilling	17,085	15,778	16,050	16,407	15,762

1-3

(1)	Includes our oilfield equipment manufacturing activities.

(2)	Represents the elimination of inter-segment transactions related to our Rig Technologies operating segment.

(3)	Adjusted EBITDA represents net income (loss) before income tax expense (benefit), investment income (loss), interest expense, other, net and depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure and should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. In addition, adjusted EBITDA excludes certain cash expenses that the Company is obligated to make. However, management evaluates the performance of its operating segments and the consolidated Company based on several criteria, including adjusted EBITDA and adjusted operating income (loss), because it believes that these financial measures accurately reflect the Company’s ongoing profitability and performance. Securities analysts and investors use this measure as one of the metrics on which they analyze the Company’s performance. Other companies in this industry may compute these measures differently. A reconciliation of this non-GAAP measure to net income (loss), which is the most closely comparable GAAP measure, is provided in the table set forth immediately following the heading "Reconciliation of Non-GAAP Financial Measures to Net Income (Loss)".

(4)	Represents the elimination of inter-segment transactions and unallocated corporate expenses.

(5)	Adjusted operating income (loss) represents net income (loss) before income tax expense (benefit), investment income (loss), interest expense and other, net. Adjusted operating income (loss) is a non-GAAP financial measure and should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. In addition, adjusted operating income (loss) excludes certain cash expenses that the Company is obligated to make. However, management evaluates the performance of its operating segments and the consolidated Company based on several criteria, including adjusted EBITDA and adjusted operating income (loss), because it believes that these financial measures accurately reflect the Company’s ongoing profitability and performance. Securities analysts and investors use this measure as one of the metrics on which they analyze the Company’s performance. Other companies in this industry may compute these measures differently. A reconciliation of this non-GAAP measure to net income (loss), which is the most closely comparable GAAP measure, is provided in the table set forth immediately following the heading "Reconciliation of Non-GAAP Financial Measures to Net Income (Loss)".

(6)	Rig revenue days represents the number of days the Company's rigs are contracted and performing under a contract during the period. These would typically include days in which operating, standby and move revenue is earned.

(7)	Average rigs working represents a measure of the average number of rigs operating during a given period. For example, one rig operating 45 days during a quarter represents approximately 0.5 average rigs working for the quarter. On an annual period, one rig operating 182.5 days represents approximately 0.5 average rigs working for the year. Average rigs working can also be calculated as rig revenue days during the period divided by the number of calendar days in the period.

(8)	Daily rig revenue represents operating revenue, divided by the total number of revenue days during the quarter.

(9)	Daily adjusted gross margin represents operating revenue less direct costs, divided by the total number of rig revenue days during the quarter.

(10)	The U.S. Drilling segment includes the Lower 48, Alaska, and Gulf of Mexico operating areas.

1-4

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

Reconciliation of Earnings per Share

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(in thousands, except per share amounts)	2024	2023	2024	2024	2023
BASIC EPS:
Net income (loss) (numerator):
Income (loss), net of tax	$(33,087)	$(31,244)	$(13,029)	$(55,118)	$46,047
Less: net (income) loss attributable to noncontrolling interest	(22,738)	(17,672)	(19,226)	(67,295)	(41,128)
Less: deemed dividends to SPAC public shareholders	—	(823)	—	—	(8,180)
Less: accrued distribution on redeemable noncontrolling interest in subsidiary	(7,363)	(7,517)	(7,283)	(21,929)	(22,307)
Numerator for basic earnings per share:
Adjusted income (loss), net of tax - basic	$(63,188)	$(57,256)	$(39,538)	$(144,342)	$(25,568)

Weighted-average number of shares outstanding - basic	9,213	9,148	9,207	9,199	9,168
Earnings (losses) per share:
Total Basic	$(6.86)	$(6.26)	$(4.29)	$(15.69)	$(2.79)

DILUTED EPS:
Adjusted income (loss), net of tax - diluted	$(63,188)	$(57,256)	$(39,538)	$(144,342)	$(25,568)

Weighted-average number of shares outstanding - diluted	9,213	9,148	9,207	9,199	9,168
Earnings (losses) per share:
Total Diluted	$(6.86)	$(6.26)	$(4.29)	$(15.69)	$(2.79)

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF ADJUSTED EBITDA BY SEGMENT TO ADJUSTED OPERATING INCOME (LOSS) BY SEGMENT

(Unaudited)

(In thousands)

	Three Months Ended September 30, 2024
	U.S. Drilling	International Drilling	Drilling Solutions	Rig Technologies	Other reconciling items	Total
Adjusted operating income (loss)	$41,694	$32,182	$29,231	$2,761	$(43,382)	$62,486
Depreciation and amortization	66,966	83,769	5,080	3,343	76	159,234
Adjusted EBITDA	$108,660	$115,951	$34,311	$6,104	$(43,306)	$221,720

	Three Months Ended September 30, 2023
	U.S. Drilling	International Drilling	Drilling Solutions	Rig Technologies	Other reconciling items	Total
Adjusted operating income (loss)	$49,582	$9,862	$25,341	$4,995	$(41,092)	$48,688
Depreciation and amortization	67,775	86,313	5,078	2,226	(55)	161,337
Adjusted EBITDA	$117,357	$96,175	$30,419	$7,221	$(41,147)	$210,025

	Three Months Ended June 30, 2024
	U.S. Drilling	International Drilling	Drilling Solutions	Rig Technologies	Other reconciling items	Total
Adjusted operating income (loss)	$45,085	$23,672	$27,319	$4,860	$(43,020)	$57,916
Depreciation and amortization	68,935	82,699	5,149	2,470	888	160,141
Adjusted EBITDA	$114,020	$106,371	$32,468	$7,330	$(42,132)	$218,057

	Nine Months Ended September 30, 2024
	U.S. Drilling	International Drilling	Drilling Solutions	Rig Technologies	Other reconciling items	Total
Adjusted operating income (loss)	$137,308	$78,330	$83,443	$11,830	$(127,181)	$183,730
Depreciation and amortization	205,775	246,490	15,123	8,405	1,267	477,060
Adjusted EBITDA	$343,083	$324,820	$98,566	$20,235	$(125,914)	$660,790

	Nine Months Ended September 30, 2023
	U.S. Drilling	International Drilling	Drilling Solutions	Rig Technologies	Other reconciling items	Total
Adjusted operating income (loss)	$210,859	$22,226	$80,830	$13,741	$(126,668)	$200,988
Depreciation and amortization	204,433	260,888	14,259	4,842	(356)	484,066
Adjusted EBITDA	$415,292	$283,114	$95,089	$18,583	$(127,024)	$685,054

1-6

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF ADJUSTED GROSS MARGIN BY SEGMENT TO ADJUSTED OPERATING INCOME (LOSS) BY SEGMENT

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands)	2024	2023	2024	2024	2023
Lower 48 - U.S. Drilling
Adjusted operating income (loss)	$30,353	$40,366	$32,841	$102,458	$174,933
Plus: General and administrative costs	5,084	5,239	4,390	14,297	15,503
Plus: Research and engineering	972	1,389	909	2,845	4,098
GAAP Gross Margin	36,409	46,994	38,140	119,600	194,534
Plus: Depreciation and amortization	57,470	60,447	59,332	176,535	178,487
Adjusted gross margin	$93,879	$107,441	$97,472	$296,135	$373,021

Other - U.S. Drilling
Adjusted operating income (loss)	$11,341	$9,216	$12,244	$34,850	$35,926
Plus: General and administrative costs	313	331	306	944	999
Plus: Research and engineering	42	90	45	134	349
GAAP Gross Margin	11,696	9,637	12,595	35,928	37,274
Plus: Depreciation and amortization	9,496	7,329	9,602	29,240	25,945
Adjusted gross margin	$21,192	$16,966	$22,197	$65,168	$63,219

U.S. Drilling
Adjusted operating income (loss)	$41,694	$49,582	$45,085	$137,308	$210,859
Plus: General and administrative costs	5,397	5,570	4,696	15,241	16,502
Plus: Research and engineering	1,014	1,479	954	2,979	4,447
GAAP Gross Margin	48,105	56,631	50,735	155,528	231,808
Plus: Depreciation and amortization	66,966	67,776	68,934	205,775	204,432
Adjusted gross margin	$115,071	$124,407	$119,669	$361,303	$436,240

International Drilling
Adjusted operating income (loss)	$32,182	$9,862	$23,672	$78,330	$22,226
Plus: General and administrative costs	15,699	14,300	15,434	45,548	42,725
Plus: Research and engineering	1,543	1,622	1,404	4,454	5,229
GAAP Gross Margin	49,424	25,784	40,510	128,332	70,180
Plus: Depreciation and amortization	83,768	86,313	82,700	246,491	260,887
Adjusted gross margin	$133,192	$112,097	$123,210	$374,823	$331,067

Adjusted gross margin by segment represents adjusted operating income (loss) plus general and administrative costs, research and engineering costs and depreciation and amortization.

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NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO NET INCOME (LOSS)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,		June 30,	September 30,
(In thousands)	2024	2023	2024	2024	2023
Net income (loss)	$(33,087)	$(31,244)	$(13,029)	$(55,118)	$46,047
Income tax expense (benefit)	10,118	10,513	15,554	41,716	59,976
Income (loss) from continuing operations before income taxes	(22,969)	(20,731)	2,525	(13,402)	106,023
Investment (income) loss	(11,503)	(10,169)	(8,181)	(29,885)	(31,778)
Interest expense	55,350	44,042	51,493	157,222	135,347
Other, net	41,608	35,546	12,079	69,795	(8,604)
Adjusted operating income (loss) (1)	62,486	48,688	57,916	183,730	200,988
Depreciation and amortization	159,234	161,337	160,141	477,060	484,066
Adjusted EBITDA (2)	$221,720	$210,025	$218,057	$660,790	$685,054

(1) Adjusted operating income (loss) represents net income (loss) before income tax expense (benefit), investment income (loss), interest expense, and other, net. Adjusted operating income (loss) is a non-GAAP financial measure and should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. In addition, adjusted operating income (loss) excludes certain cash expenses that the Company is obligated to make. However, management evaluates the performance of its operating segments and the consolidated Company based on several criteria, including adjusted EBITDA and adjusted operating income (loss), because it believes that these financial measures accurately reflect the Company’s ongoing profitability and performance.  Securities analysts and investors use this measure as one of the metrics on which they analyze the Company’s performance.  Other companies in this industry may compute these measures differently.

(2) Adjusted EBITDA represents net income (loss) before income tax expense (benefit), investment income (loss), interest expense, other, net and depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure and should not be used in isolation or as a substitute for the amounts reported in accordance with GAAP. In addition, adjusted EBITDA excludes certain cash expenses that the Company is obligated to make. However, management evaluates the performance of its operating segments and the consolidated Company based on several criteria, including adjusted EBITDA and adjusted operating income (loss), because it believes that these financial measures accurately reflect the Company’s ongoing profitability and performance.  Securities analysts and investors use this measure as one of the metrics on which they analyze the Company’s performance.  Other companies in this industry may compute these measures differently.

1-8

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF NET DEBT TO TOTAL DEBT

(Unaudited)

	September 30,	June 30,	December 31,
(In thousands)	2024	2024	2023
Current debt	$-	$-	$629,621
Long-term debt	2,503,270	2,514,169	2,511,519
Total Debt	2,503,270	2,514,169	3,141,140
Less: Cash and short-term investments	459,302	473,608	1,070,178
Net Debt	$2,043,968	$2,040,561	$2,070,962

1-9

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED FREE CASH FLOW TO

NET CASH PROVIDED BY OPERATING ACTIVITIES

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	June 30,	September 30,
(In thousands)	2024	2024	2024
Net cash provided by operating activities	$143,615	$181,659	$432,513
Add: Capital expenditures, net of proceeds from sales of assets	(126,071)	(125,010)	(350,206)

Adjusted free cash flow	$17,544	$56,649	$82,307

Adjusted free cash flow represents net cash provided by operating activities less cash used for capital expenditures, net of proceeds from sales of assets.  Management believes that adjusted free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of the company’s ability to generate cash flow, after reinvesting in the company for future growth, that could be available for paying down debt or other financing cash flows, such as dividends to shareholders.  Adjusted free cash flow does not represent the residual cash flow available for discretionary expenditures.  Adjusted free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations reported in accordance with GAAP.

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